UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements Items 2 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012 (the “Schedule TO”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein are used with the meanings given in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended by inserting the following text immediately following the first paragraph of the subheading entitled “Tender Offer”:

“On December 20, 2012, in conjunction with the Second Request (as defined below), TICO, with the consent of Cascade, further extended the expiration of the Offer until 12:00 midnight, New York City Time, on January 24, 2013.”

Item 8. Additional Information

The subsection entitled “U.S. Antitrust Clearance” included under the subheading “Regulatory Approvals” is hereby amended and supplemented by deleting the second, third and fourth paragraphs in their entirety and inserting the following paragraphs as a replacement:

“Pursuant to the requirements of the HSR Act, on October 31, 2012, TICO filed a Notification and Report Form with the FTC and the United States Department of Justice (“DOJ”) with respect to its proposed acquisition of Cascade. On November 2, 2012, Cascade filed its required notification form with the FTC and the DOJ. On November 15, 2012, TICO voluntarily withdrew its notification form, and re-filed the notification on November 19, 2012. On November 30, 2012, TICO again voluntarily withdrew its notification form and re-filed the notification on December 5, 2012. Cascade re-filed its notification form with the FTC and DOJ on December 6, 2012, as required in connection with TICO’s second withdrawal and re-filing.

On December 20, 2012, TICO and Cascade each received a Request for Additional Information and Documentary Material (the “Second Request”) under the HSR Act with respect to the Offer and the Merger. Cascade expects to promptly respond to the Second Request, and to continue to work cooperatively with TICO and the DOJ as the DOJ conducts its review of the proposed acquisition. As a result of the Second Request, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer has been extended until 11:59 p.m., New York City Time on the 10th calendar day following the date of TICO’s substantial compliance with the Second Request, unless such waiting period is earlier terminated.

In conjunction with the Second Request, TICO, with the consent of Cascade, further extended the Expiration Date of the Offer to 12:00 midnight, New York City time, on Thursday, January 24, 2013, unless further extended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

CASCADE CORPORATION

By:	/s/ Joseph G. Pointer
Name:	Joseph G. Pointer
Title:	Chief Financial Officer